Filed by Energy Transfer Partners, L.P.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Energy Transfer Partners, L.P.

Commission File No.: 001-31219

Date: August 3, 2018

TRANSCRIPT

The following is a transcript of the Energy Transfer Equity, L.P. (“ETE”) and Energy Transfer Partners, L.P. (“ETP”) investor conference call held at 9:00 a.m. Central time on August 2, 2018. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. ETP believes that none of these is material.

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Operator: [Opening remarks]

I’d now like to turn the conference over to Tom Long, Chief financial officer. Thank you. Please go ahead.

Tom Long, Group Chief Financial Officer of ETE and Chief Financial Officer of ETP: Yeah, thank you, operator, and good morning, everyone, and welcome to our call. We really appreciate all of you joining us today. This morning, we will discuss yesterday’s announcement whereby Energy Transfer Equity and Energy Transfer Partners have entered into a merger agreement providing for the acquisition of ETP by ETE and a unit-for-unit transaction. I’m also joined today by Kelcy Warren, Matt Ramsey, John McReynolds, Tom Mason, and other members of the senior management team who are here to help answer your questions after our prepared remarks.

I’ll begin today with an overview of the transaction, one we are obviously very excited about as we combine ETE and ETP into one partnership. As a reminder, we will be making forward-looking statements within the meaning of Section 21-E of the Security Exchange Act of 1934. These are based on our beliefs as well as certain assumptions and information currently available to us.

Starting with an overview of the key terms of the transaction, ETE and ETP have entered into a merger agreement providing for the acquisition of ETP by ETE for $27 billion in ETE stock. Current ETP holders will receive 1.28 times ETE common units for each public ETP common unit, implying a price of $23.59 per unit based upon ETE’s closing price immediately prior to the announcement of the transaction. This represents an approximately 11 percent premium to the previous day’s ETP closing price and a 15 percent premium to the 10-day volume weighted average price.

The transaction is expected to be immediately accretive to ETE’s DCF per unit and we expect to maintain ETE’s distribution per unit. This transaction is expected to significantly increase DCF coverage and retained cash flow.

A little bit on the strategic rationale of this transaction: This will create a more simplified ownership structure. With the simplification, we are eliminating the IDRs, which improves our overall cost of capital to facilitate continued growth. It also increases retained cash to accelerate deleveraging. We’re expecting a DCF coverage ratio of 1.6x to 1.9x coverage, which equates to approximately $2.5 to $3 billion of annual retained cash. This greatly reduces our external common or preferred equity funding needs going forward and we do expect the pro forma partnership to be rated investment grade.

Turning to a few more details on the structure of the transaction: The GP of ETE will be issued new Class A units of ETE such that the general partner and its affiliates will retain the current voting interest in the ETE. We will talk a little bit more about this shortly. ETE does expect to refinance its term loan and revolver, at which point its senior notes become unsecured.

We anticipate the pro forma partnership launching the exchange offer, whereby ETE note holders could exchange their notes for ETP notes with similar economic terms. As you can see, this simplified financial structure greatly strengthens our balance sheet and credit profile and positions the company for future growth. Going forward, we will target a leverage ratio of 4.0x to 4.5x.

Now, I’m going to turn the call over to Tom Mason for an overview of the Class A units.

Tom Mason, Executive Vice President & General Counsel of ETE: Thanks, Tom. Currently, I think, as people know, Kelcy Warren and Ray Davis, John McReynolds and others own a significant amount of the ETE outstanding common units and the match of it’s about 31 percent of the outstanding units, so obviously a very large block of voting control and interest in ETE. With the merger, there will be a significant number of ETE common units issued to the ETP holders, which effectively reduces that ownership level to about 13.5 percent, therefore resulting in a significant dilution to the voting interest in this group.

As you all know, prior to this transaction, ETP has been the entity that owns the operating assets for the Energy Transfer family, particularly the transportation midstream business, and therefore it finances projects through a combination of debt and equity issuances. So, therefore, the equity was being issued primarily at ETP and, as a result, ETE did not historically issue much equity and, therefore, the voting issue of the control group was not affected by the financing activities and particularly the equity issuances of ETP.

The post merger ETE will be the issuer of equity to finance its growth projects. As Tom Long discussed earlier, new equity issuances of ETE are not expected in the near term due to the levels of retained cash related to the expected cash’s recent coverage levels, but over time ETE will be issuing the equity because it’ll be growth projects that will need to be funded through a combination of debt and equity. So, the boards of both ETE and ETP recognized this issue of potential dilution going forward at the ETE level and they were very, obviously cognisant of the successful track record of ETE’s general partner, which is, as people know, is LE GP LLC, which Kelcy Warren controls and therefore both boards wanted to preserve the control of ETE’s general partner. So, the result of this though process was the concept of the Class A units.

The other factor as part of this thinking was that, under the ETE’s partnership agreement, the general partner of ETE, which again is LE GP, has a contractual right to purchase common units from ETE whenever ETE issues common units so that LE GP can maintain the relative equity voting interest, or equity interest percentage of ETE. And it’s an interesting concept because LE GP is the one who can exercise that right but it also, the calculation is such that it can maintain not only LE GP’s interest, but that of its affiliates as well.

So, as I mentioned earlier, LE GP and its affiliates currently own about 31 percent of the ETE common units and it would be diluted down to about 13 and a half percent after giving effect of merger. In lieu of exercising this right, and in fact, LE GP will agree to waive its pre-emptive right to purchase its prorated share of the additional ETE common units it would be issued in this merger, there will be a new class of units called Class A units that will be issued to LE GP.

These Class A unit represent limited partner interests in ETE that will be not entitled to any cash distributions and will not have any other economic attributes, so they’re purely voting interest. The Class A units will be entitled to one vote per unit and will vote together with the ETE common units as a single class on all matters that come before the ETE unitholders. As a result of this, the control group of LE GP and its affiliates will maintain their current combined voting interest, so pre-merger and post-merger, the percentage interests of voting will remain the same. Again, the boards believe that was important to preserve the long-term continuity and successful track record and strategy of the existing overall management at the top of the family.

And then, just a twist to that is, so this would not last forever, there’s a provision that future issuances of common units by ETE would also be subject to an anti-dilution adjustment as well so that ETE would issue additional Class A units, so in the future the control group of LE GP and its affiliates would still retain the same relative voting interest as they have prior to the closing of the merger. This anti-dilution right for future issuances will continue as long as Kelcy is a director or officer of LE GP. So, that’s it in a nutshell.    And back to you, Tom.

Tom Long: All right. Thank you, Tom. That really concludes our prepared remarks. Operator, let’s go ahead and open the call up for questions.

Operator: [Operator remarks]. Our first question comes from the line of Shneur Gershuni with UBS. Please go ahead.

Shneur Gershuni: Hi. Good morning, guys. Nice to finally have one entity. Just to start off, I was wondering if you can talk about your targeted leverage metrics. You’re obviously directing some of the accretion towards debt pay down. Is there a leverage target you’re trying to hit of, 4.75x or 4.5x or are you looking at it on trying to be a BBB Mid? I’m just trying to understand what you’re targeting and then, once you get there, with the expectation that some of the accretion from the deal would then be directed towards unitholders.

Tom Long: Yeah, that’s actually a very, very good question. The target that we’re going to go forward to look at here is probably 4x to 4.5x in that range. When you’re a company of our size, you can appreciate, and you have the mix of earnings that we have, meaning of much of ours are fee based in that 85 percent range, that’s obviously a very, very solid balance sheet when you look at that. These are the same things we talk to the rating agencies about that we show them.

I think the way you worded the last part of the question it probably a very fair statement that as we get to that 4, 4.5x level and we’re looking out at other factors like our capex spend, where the equity is, et cetera, I think you can see that we can fund pretty much most of our equity with the excess cash, the retained cash. So we’ll navigate all those factors in determining the last part of your question on the distribution.

Shneur Gershuni: Okay. Fair enough. And just a second question, you have a targeted coverage range of, I think it was 1.6x to 1.9x, I think you just mentioned, can you walk us through what drivers walk us through the higher end of the coverage range? Does this imply that Q2 was a fairly strong quarter? And then, are there opportunities out there for you to invest to get to the top end? Could we see capex be running at a similar pace that we’ve seen for the last two years?

Tom Long: Yeah, listen, and I know we’re having this call today and we’re a week away from the earnings, so we’re not going to get ahead of ourselves on that, so we’ll stay away from the second quarter, but I will tell you the range that we’ve put out there, that 1.6x to 1.9x, is what we’ve been looking at as we pulled these two together, as we went through all the analysis and everything else, and so that’s where that’s coming from, our numbers.    And the other thing that I don’t want to get in front of is the S-4. Obviously, whenever that comes out, we will then have more of the projections, you’ll get to see more of the coverage, et cetera, and rest assured, we’re going to move expeditiously on getting that filed as soon as possible.

Shneur Gershuni: Great. Thank you very much, guys. I appreciate that and I’ll jump back in the queue.

Operator: Our next question comes from the line of Jeremy Tonet from JP Morgan.

Jeremy Tonet: Good morning. Congratulations. Certainly the transaction the market has been eagerly awaiting, so congratulations there. Tom, I was just wondering if you could walk us through the conversations with the rating agencies and what were the key issues they were focused on. In particular, it looks like Moody’s is looking for certain things before stabilizing the Baa3 rating.

Tom Long: Yeah, no, you bet. Going back to probably a lot of our conversations that I know we’ve had over the last quarters, investor meetings, investor conferences, et cetera, I think all of ya’ll know that we’ve been staying in close contact with the agencies, keeping them updated on projects. I would say that the projects are probably one of the key items. We still feel good about all the guidance that we’ve given out on the projects, but likewise, as we look at the leverage metrics and you look at that coverage, I can’t emphasize enough that, when you combine the two companies and you have that coverage in the range that we’re talking about right now and you see the financial stability that that brings to the enterprise here, I would tell you that that’s the primary points of conversation that we’ve had with them, all very compelling.

Jeremy Tonet: Right, so it sounds like some of these mega-projects are really close to final finish line here.

Tom Long: Yes. Yes, they’re in line with everything we’ve put out, so no updates on those right now other than we feel good about them.

Jeremy Tonet: Yeah, that’s helpful, thanks. And then, just one last question, does today’s transaction influence your thoughts on whether or not establishing a C Corp currency could make sense for the family and I guess just any updated thoughts on that point?

Kelcy Warren, Chairman of ETE and Chairman and Chief Executive Officer of ETP: Hey Jeremy, this is Kelcy. We’re still very open minded to that, that this does not preclude that at all. We’re so much driven here by we just don’t like paying tax if we can avoid it, as you know, but to the extent that there was a compelling economic reason for us to form, let’s say, an Up-C or a “Sidecar C”, whatever, then we are certainly looking at that and will act upon that if we think that’s in the best interest of all of our unit holders.

Jeremy Tonet: That’s very helpful. Thanks for your answers. That’s it for me.

Operator: Our next questions come from the line of Harry Mateer with Barclays.

Harry Mateer: Hi, good morning. Two questions. First, Tom, can you just talk a little bit about the mechanics of making the ETE and ETP bonds pari-passu? I know you mentioned potential exchange offer for ETE bonds with new ETP bonds that have similar terms, but are you also going to look to put cross grantees in place between the two boxes?

Tom Long: Listen, we’ve obviously put a lot of thought into this already, but like we’ve always done on all the consolidations we’ve done, we will tweak them as we move along, so please take this answer as what I laid out in the prepared remarks is that right now, what we are looking at is obviously paying down the revolver up at the ETE level as well as that term loan. And that will then trigger no security, so at that point, we’re anticipating that we would look at an exchange offer to bring everything down to the ETP level. I don’t know that there’s really a lot of necessity when you talk about cross guarantees, et cetera, because of what we’re doing and the way we’re going to structure through this. But please take it that it’s a little bit dynamic, but we thought it was important to go ahead and lay out what our current plans are.

Harry Mateer: Okay, thanks. And then, so in terms of refinancing the ETE term loan and revolver, would you do that with new ETP issuance?

Tom Long: Yes, that’s the plans.

Harry Mateer: Okay, thanks for that. And then, second, the press release talks about some of the benefits of the deal, one of which is putting yourselves in a better spot to potentially pursue strategic M&A. When you think about the 4x to 4.5x target leverage ratio, is that a target ratio you would like to hit before thinking about pulling the trigger on M&A or should we not view that as a limiting factor in terms of the time when you guys could do something?

Tom Long: I think that’s fair. The one thing I would add to it is, as you know in any of these transactions, when you look at them you always look at what the pro forma’s numbers look like with the transaction. and that four to four and a half is what we’re focused on.

Kelcy Warren: And I would add—I think it’s safe to conclude that if there is a very compelling M&A opportunity, we would certainly—that might somehow be slightly negative towards that goal of a four to four and a half—we would certainly meet with the rating agencies, get their opinions as to our—the way we’re doing things and our view on things, as we have in the past. Every major acquisition we’ve done at Energy Transfer, we have conferred with the rating agencies. We will continue to do that. And so, we’re going to be smart about our M&A and careful. So—but, the four and a half, like Tom said, four to four and a half is very important to us.

Harry Mateer: Okay. Thank you both.

Operator: Our next questions are from the line of Ross Payne with Wells Fargo.

Ross Payne: Congratulations, guys, on the combination—just kind of following up on Harry’s comments here. I guess the question I’d have on the pay-down of the revolver at ETE and term loan, would you do that with free cash flow, or are you actually thinking of issuing bonds to refinance that? And second of all, are future bonds going to be at ETE or ETP? I thought I heard ETP.

Tom Long: No, it would be—the first part of your question—it would be with issuing of bonds, and they would be at ETP, which is where the assets, etc., will be.

Ross Payne: And then, my second question is on the ratings. Do you anticipate stable outlooks out of S&P and Fitch? And second of all, for Moody’s do you have any kind of timeline you think you might be able to get back to stable?

Tom Long: This is one of those that you don’t ever want to get out in front of the rating agencies. We do expect to get investment grade. Obviously, we’ll show them all of our credit metrics, etc., but I don’t want to get out in front of the reports they will come out with. Now, as you have seen, I think Moody’s has already come out with theirs. I think you could probably anticipate the other two coming shortly.

And let’s wait until those come out. And then, it’s also going to be waiting until the time that we close on this thing, so—.

Ross Payne: —Great. All right, thanks, guys, and, again, congratulations.

Tom Long: Hey, let me just add real quick. On the Moody’s that just came out, they did say that they expected stable with that, just for the record.

Ross Payne: Nice.

Tom Long: Okay.

Ross Payne: Thank you.

Operator: Thank you. Our next questions come from the line of Keith Stanley with Wolfe Research.

Keith Stanley: Hi. Good morning. Wanted to ask yon the timing. So, it’s fairly accelerated here from what you thought earlier in the year when you talked about kind of second half of 2019. Can you just kind of go over what’s changed, I guess, in the outlook and how you are thinking about things, since earlier in the year—are you expecting much better results sort of than you did six months ago? Just thoughts on the timing being accelerated here.

Tom Long: Yeah, kind of going back, I think, to—once again to all the communications that we’ve had with—during these quarterly calls, as well as investor meetings, is we’ve been—I think we’ve been very, very clear on the fact that it was—protecting the investment grade rating was the key factor. Likewise, we continue to just have dialog, keeping the agencies updated on these projects. As you know, that was probably a real touch point. So, I think it’s—this is something that we really wanted to do as soon as possible. And if you looked at the reason why you would say end of 2019 you would take the projects—and then you would have each one of those ramping up over a four-quarter period.

But, once again, I’m not going to get into giving any guidance or early results for the quarters or anything else. In fairness, we will have the call next week. But, likewise, when we get the S-4 out there, I think we’ll be able to talk even more about your question right now because it will have the projections in there. And then, we’ll be able to talk in more depth.

Keith Stanley: Got it, okay. And could you clarify the 1.6x to 1.9x coverage? What time frame should we assume for that? Is that a 2019 expectation—2020? Or how should we think about what that references?

Tom Long: It really kind of references at closing and going out.    Once again, it will be in the S-4. But, that’s based on the terms that we got, the 1.28 exchange ratio, distributions staying at where ETE’s currently are. I guess what we’re telling you is that that’s where this is coming out. And then, as these projects come on, I think you’ll start seeing it stay within that range. But, we can talk more about that when we get the S-4 and those projections out.

Keith Stanley: Great. And one other quick one, just on M&A, since you talked about it a little earlier, just—the press release notes say an interest in having better equity currency, both to make growth accretive and for strategic deals—just any updated thoughts on level of interest and optimism on being able to execute on acquisitions over the next year, just what you’re seeing in the market?

Kelcy Warren: Yeah, this is Kelcy. Well, first of all, probably you know this, Keith. A monkey could make money in this business right now. It’s not hard. So, there’s—kind of the wrong time to be buying things, really. But, there are some players that are not involved in basins that are on fire right now and yet have good assets and would be strategic fits for us. There are others that are involved in those basins. But, typically those assets are just ridiculously priced and just will not make sense for us until the music stops.

And so, we would like to be very strategic. I don’t think there’s any bargains to be had right now. But, we think M&A is very, very important for our unitholders, that we maintain an aggressive M&A view and a smart approach to that. So, we will continue to do that.

Keith Stanley: Thank you.

Operator: Our next questions are from the line of Michael Blum with Wells Fargo

Michael Blum: Hey, good morning, everybody. First question is on the leverage target of four to four and a half. When do you expect to hit that level? I guess, that’s really the first question.

Tom Long: Well, Michael, as you know, we were targeting to get below five in order to be able to sit down with the agencies and protect our investment grade rating. I know we keep kind of touching on the “when” part of it. The tough part is I really want that S-4 to get out there and get the projections out, but—and then, we’ll be able to talk, like I said, in more depth on it. But, I think you can start seeing that tied to these projects, as they start ramping up, projects obviously we’re very excited about.

And so, if you see Rover, ME2, ME2X, etc., start coming over that 2019 timeframe, you’ll start seeing that come up. I think it’s worth just reminding everyone once again that our de-leveraging was occurring due to the projects, the EBITDA catching up with all the funding we’ve been doing over the last few years. And we’re seeing that now. We’re starting to see that occur. So, once we get the S-4 out, and we get to walk through the projections a little bit more, I think you’ll be able to see a little more detail as to when.

Michael Blum: Great, I appreciate that. And my next question is along the same line, so we’ll see how much you’ll answer—but, just trying to get your thoughts on—long-term on how you’re thinking about distribution growth at ETE relative to distribution coverage. And is this something where you want to get to that four to four and a half leverage target before you would contemplate distribution growth? Or any kind of thoughts you can share there would be helpful.

Kelcy Warren: Yeah, Michael, Kelcy. I think the latter part of your question is accurate. We would like to get to that level. We feel a responsibility. As you know, we’ve been saying we wanted to do this transaction as soon as we felt we would be maintained in investment grade. We certainly—that matters greatly to us, and we’re going to conduct ourselves in a way where we deserve that investment grade. So, yes, the second part of that question is, we would like to get to those kind of—four and a half times.

And then—but then, Michael, we have a duty to our unitholders. I mean, that’s what MLPs are supposed to do. I think most people have forgotten that. But, we’re supposed to reward our unitholders and increase our distributions. We will, in fact, resume that at the appropriate time.

Michael Blum: Great. That was really helpful. And my last question is, I guess, once you get through this transaction, any new or different thoughts on what happens to SUN? Thanks.

Kelcy Warren: Well, Joe Kim is sitting here looking at me, so this is—we love SUN. And SUN we view as a great opportunity for Energy Transfer. SUN has a different set of assets. They have got fantastic management. They know that SUN really needs to reinvent themselves a little bit. They need to be more of wholesaler. I’d love to see them be more of a pipeliner, actually, in the refine products business—terminal company. They—I would like to see them get more into the hard assets. Joe knows that. And I’m very pleased with what I’m seeing coming from SUN. And we’re very patient with SUN assets, and we have great expectations.

Michael Blum: All right. Thank you, Kelcy.

Kelcy Warren: Thank you.

Operator: Our next questions are from the line of Elvira Scotto with RBC.

Elvira Scotto: Hey, good morning. So, just three quick questions for me. So, absent M&A, is the goal for Energy Transfer, pro forma Energy Transfer, to be equity self-funding over the long-term?

Tom Long: That is the goal. That’s a very—it’s a dynamic situation as you look at all the great projects that the commercial team constantly have on the drawing board. So, it’s going to be a lot, depending upon the CapEx spend each year—organic CapEx spend. So, it could be a little bit dynamic, but I think the goal is for the excess cash—let’s call it the retained cash—to be covering the equity side of the funding.

Elvira Scotto: Thanks for that. And then, I think I know the answer to this, but will this transaction be a non-taxable event to ETP unitholders?

Tom Long: That is correct.

Elvira Scotto: Great. And then, my final question, and I think you touched on this, but does this transaction have any impact on the ETP preferred?

Tom Long: No, it does not have any impact on the ETP preferred.

Elvira Scotto: Great. Thanks. That’s all I had.

Operator: And our next questions come from the line of Jean Ann Salisbury with AllianceBernstein.

Jean Ann Salisbury: Hi. Good morning. I just have one, and you’ve touched on it a bit. But, if you are to have unexpected further delays on ME2 and Rover, should we worry that that could impact the fourth quarter timing?

Tom Long: I’m sorry, can you say the very last part? Should we be worried about what?

Jean Ann Salisbury: Should we worry that that could impact the fourth quarter timing, like you’d have to push it back if those two projects were to get significantly pushed back?Tom Long: Yeah. If you started—let’s break each of the projects down. As you know, Rover—we’re already getting probably over two-thirds of the demand charges on Rover, so—.

Jean Ann Salisbury: —Yeah—.

Tom Long: —It really comes down to—I think what your—probably question is on the ME2. And, yes, I mean, there—clearly there could be some impact from that. I think you—well, once again, I’m trying not to get into the rest of the year, any type of projections and forecasts. But, our overall base business is obviously doing very well. So, I think that when you look out, and you look—kind of look at the numbers, we’ve got a situation that’s very manageable, to be able to get these projects online. And they’re going to be such great projects in the way they’re going to ramp up, etc., so—.

Jean Ann Salisbury: —Great. That’s the only one for me. Thank you so much.

Operator: And our next question comes from the line of Dennis Coleman with Bank of America.

Dennis Coleman: Yeah, good morning, and congrats from me as well. Just one for me as well. Most have been asked. And coming back to distribution policy, if I can, just to try and see how you’re thinking about this. 1.6x to 1.9x coverage is a big move up, and it’s a lot of dollars, as you’ve pointed out. Was there any consideration of maybe having a one-time boost to the Energy Transfer Equity distribution with this transaction to offset the cut at ETP at any time? Is that—was that ever part of the thinking?

Kelcy Warren: Part of the thinking, yes. But, again, as everyone knows on this call, we’ve been saying for a while that we will—it was time to do the consolidation of ETE and ETP. We also let the market know that we saw that transaction occurring as ETE buying ETP. But then, we also said that until we get comfortable—and, like Tom said earlier, we’re going to see all the rating agency assessments we believe by today sometime.

Once we get comfortable that we’re going to maintain our investment grade, we will, in fact, go forward. And so, distribution increases right now really don’t support what we’re trying to do, which was our goal, to do this sooner than later. And at some point, going back to the previous questions, however, we do feel a duty to grow our distribution. But, we’d like to see that occur after we get to 4.5x or less on leverage.

Dennis Coleman: Yeah, just trying to understand sort of the thinking there. So, again, congrats. That’s it for me.

Kelcy Warren: Thank you.

Operator: Our next questions come from the line of Adam Bright with SunTrust.

Adam Bright: Yeah. Hi, good morning. One quick question, Tom, for you. The 4.0x to 4.5x leverage target, is that more of a rating agency adjusted number with proportionate JV debt, or are you talking more about a credit facility adjusted number, which is a lot lower than that?

Tom Long: No, that’s definitely rating agency. And, as you know, there’s slight differences as to how each one of them look at that, but that’s definitely rating agency, is what we’re referring to.

Adam Bright: Got it. Thank you.

Operator: Thank you. This concludes today’s question-and-answer session. I would like to turn the floor back to Tom Long for closing comments.

Tom Long: Well, obviously I think you all can see how excited we are about this transaction and getting to this stage of being able to bring these companies together and to be able to create an approximately $90 billion enterprise under this simplified structure—also with the very enhanced financial stability that we’ve talked about here today, which should come back to obviously a much lower cost of capital. So, we thank all of you, once again, for joining us today, and we look forward to any follow-up questions or conversations we will have with you all. Thank you.

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Cautionary Statement Regarding Forward-Looking Statements

This transcript includes “forward-looking” statements. Forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. Statements using words such as “anticipate,” “believe,” “intend,” “project,” “plan,” “expect,” “continue,” “estimate,” “goal,” “forecast,” “may” or similar expressions help identify forward-looking statements. ETE and ETP cannot give any assurance that expectations and projections about future events will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. Additional risks include: the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, the ability to achieve revenue, DCF and EBITDA growth, and volatility in the price of oil, natural gas, and natural gas liquids. Actual results and outcomes may differ materially from those expressed in such forward-looking statements. These and other risks and uncertainties are discussed in more detail in filings made by ETE and ETP with the SEC, which are available to the public. ETE and ETP undertake no obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT REGARDING THE TRANSACTION CAREFULLY WHEN THEY BECOME AVAILABLE. These documents (when they become available), and any other documents filed by ETP or ETE with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of ETE or ETP at: 8111 Westchester Drive, Dallas, TX 75225, Attention: Investor Relations, Email: InvestorRelations@energytransfer.com.

Participants in the Solicitation

ETE, ETP and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the directors and executive officers of ETE is contained in ETE’s Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 23, 2018. Information regarding the directors and executive officers of ETP is contained in ETP’s Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 23, 2018. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the proxy statement/prospectus.